FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS HELD ON NOVEMBER 3, 2016

1.                  DATE, TIME AND PLACE: On the 3rd (third) day of November of 2016, at 3pm, at the headquarters of Companhia Brasileira de Distribuição (“Company” or “CBD”), headquartered at Avenida Brigadeiro Luís Antônio, No. 3,142, in the City of São Paulo, State of São Paulo.

2.                  CONDUCTION OF THE MEETING: Chairman: Mr. Arnaud Daniel Charles Walter Joachim Strasser; Secretary: Mrs. Ana Paula Tarossi Silva.

3.                  CALL AND ATTENDANCE: The call was waived due to the attendance of all members of the Board of Directors, in accordance with Article 15, paragraph two, of the Company’s Bylaws. All of the members of the Company’s Board of Directors attended the meeting: Messrs. Jean-Charles Henri Naouri (by proxy), Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diaz Gómez, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques. Mr. Carlos Mario Giraldo Moreno was absent for justified reason, having expressed in advance, in writing, his agreement with the occurrence of the meeting, in accordance with the terms of the Sole Paragraph of Article 9 of the Internal Regulation for the Board of Directors of the Company.

4.         AGENDA: Discuss and analyze potential strategic alternatives involving the Company’s main assets in light of the Company’s business plan.

5.         RESOLUTION: As the meeting was commenced, a presentation was made about potential strategic alternatives involving the Company’s main assets and the relevance of these assets in the Company’s business plan. After discussion and deliberation, the attending members of the Board of Directors unanimously and without reservations resolved to authorize the Company’s Executive Officers to start a process to evaluate potential strategic alternatives involving its investment in Via Varejo S.A., being this initiative aligned with the strategy of the Company’s management to continue prioritizing the development of the food business, which is CBD’s main activity. The attending members of the Board of Directors also unanimously resolved that the Company’s Executive Officers shall maintain the Board of Directors dully informed on the relevant developments of the process hereby approved and highlighted that any and all proposals arising therefrom shall be submitted to the Board of Directors’ resolution in due time. Finally, in view of the risk of information leaking inherent to the type of process that will start with the resolution taken hereby, the attending members of the Board of Directors unanimously determined that the Company disclose a notice of material fact about the decision made on this date.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for the drafting of these minutes. When the meeting was reopened, theses minutes were read, approved and executed by all of those in attendance. São Paulo, November 3rd, 2016. Signatures: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi Pereira dos Santos and Yves Desjacques.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book, in accordance with Article 130, paragraph 3, of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 3, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.